October 29, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, DC 20549-4631

                RE:           Ronson Corporation

Dear Sirs and Madams:
On behalf of our client, Ronson Corporation, a New Jersey corporation (“Ronson” or the “Company”), we have transmitted electronically via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 14a-6(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) the Company’s preliminary proxy materials, including a Notice of Special Meeting of Shareholders of Ronson (the “Ronson Meeting”) relating to the proposed sale of substantially all of the assets of the Company’s wholly-owned subsidiaries and the form of proxy for the Ronson Meeting.

At the Ronson Meeting, the shareholders of Ronson will be asked to consider and to approve the following:

1.  a proposal to approve the sale of substantially all of the assets of Ronson Aviation, Inc., the Company’s wholly-owned subsidiary, pursuant to an asset purchase agreement dated May 15, 2009, among Ronson Corporation, Ronson Aviation, Inc. and Hawthorne TTN Holdings, LLC, as subsequently amended;

2.  a proposal to approve the sale of substantially all of the assets of Ronson Consumer Products Corporation and Ronson Corporation of Canada Ltd., the Company’s wholly-owned subsidiaries, and related assets of the Company, pursuant to an asset purchase agreement dated as of October 5, 2009, among Ronson Corporation, Ronson Consumer Products Corporation, Ronson Corporation of Canada Ltd. and Zippo Manufacturing Company and its wholly-owned subsidiary, Nosnor, Inc.;

3.  a proposal to approve the amendment of our Restated Certificate of Incorporation, as previously amended, to change the name of the Company from Ronson Corporation to “RCLC, Inc.” in the event the Consumer Products Division Sale is consummated; and

4.  a proposal to approve an adjournment or postponement of the Special Meeting to such time and place as designated by the presiding officer of the Special Meeting, if necessary or appropriate, in order to solicit additional proxies to vote in favor of the Aviation Division Sale, the Consumer Products Division Sale and/or the Charter Amendment.

United States Securities & Exchange Commission
October 29, 2009

Pursuant to Rules 14a-6(i), 0-11 and 3a under the Exchange Act, the Company wired the filing fee in the amount of $1,150 to the Commission on October 26, 2009.

In order to meet its schedule for mailing and solicitation, Ronson intends to release definitive copies of the Proxy Statement and the form of proxy to Ronson shareholders on or about November 12, 2009.  We, therefore, request that the Commission’s staff review the enclosed proxy material as quickly as possible.  During the staff review, we are prepared to discuss with the staff any questions or comments concerning these materials or to furnish additional information.  Questions relating to these materials should be directed to the undersigned at 973-639-2011 or to the Company’s Chief Financial Officer, Daryl Holcomb, at 732-438-0320, or to Howard Kailes, Esq., of this office, at 973-848-5350.

Thank you.

Very truly yours,
/s/ Michele F. Vaillant
Michele F. Vaillant